December 23, 2016	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E. Washington, D.C. 20549

Re: State Street Navigator Securities Lending Trust (the “Trust”) (Registration No. 811-07567) Post-Effective Amendment Number 32 to the Trust’s Registration Statement on Form N-1A Filed on October 5, 2016 and Post-Effective Amendment Number 33 to the Trust’s Registration Statement on Form N-1A Filed on October 12, 2016

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendments to the Registration Statement of the Trust relating to the State Street Navigator Securities Lending Government Money Market Portfolio (the “Government Portfolio”) and State Street Navigator Securities Lending Portfolio I (the “Portfolio I” and together with the Government Portfolio, the “Portfolios”), each a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on November 23, 2016. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General Comments

1.
We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

Response: The Trust acknowledges the comment.

Government Portfolio

2.
“Risk of Investment in Other Pools” is included as a principal risk of investing in the Government Portfolio. Please explain supplementally how the Portfolio may invest in other pooled investment vehicles in a manner consistent with maintaining its status as a government money market fund under Rule 2a-7 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Government Portfolio notes that the money market fund reform adopting release (the “Adopting Release”) states that, “[w]e understand that government money market funds today invest in other government money market funds (‘fund of funds’) and look through those funds to the underlying securities when determining compliance with rule 35d-1, or the ‘names rule.’ Accordingly, we expect that money market funds will continue to evaluate compliance with what investments qualify under our definition of government money market fund in the same way, and therefore categorize, as appropriate, investments in other government money market funds as within the 99.5% government-asset basket.” In addition, government money market funds are permitted to invest 0.5% of their total assets in holdings other than those that qualify for inclusion in the 99.5% bucket. The Trust confirms that if the Government Portfolio invests in other pooled investment vehicles, it intends to do so consistent with the requirements for government money market funds under Rule 2a-7.

Portfolio I

Part A Comments

3.
If Portfolio I does not intend to be regulated as a money market fund, please: (a) include a prominent statement that the Portfolio is not a money market fund and will invest regularly in a manner that is inconsistent with being a money market fund; (b) describe in the Trust’s response to Item 9 of Form N-1A the activities the Portfolio engages in that are inconsistent with being a money market fund; and (c) include a statement that investors in the Portfolio will not be eligible for any special tax treatment associated with money market funds.

Response: The Trust confirms that Portfolio I does not intend to be regulated as a money market fund. The Trust intends to make the following revisions to the first paragraph under the “Principal Investment Strategies” section of the Part A:

~~The~~ Portfolio ~~will not~~I is not a money market fund and it will not seek to use the amortized cost method of valuation, which may be used by certain money market funds, to seek to maintain a stable net asset value (“NAV”) per share.  ~~Accordingly, the~~Portfolio I is not subject to the investment and other requirements that apply to money market funds and it may invest in a manner that is inconsistent with the rules governing money market funds. For example, Portfolio I will not be limited by the credit quality, maturity, liquidity, diversification, or other requirements imposed on money market funds. The investment return and principal value of an investment in Portfolio I will fluctuate and a shareholder's shares, when redeemed, may be worth more or less than their original cost. Investments in Portfolio I are neither insured nor guaranteed by the U.S. Government or State Street.

In addition, the Trust intends to make the following revisions to the fifth paragraph under the “U.S. Federal Income Tax Status” section of the Part A:

Gain, if any, resulting from the redemption of Portfolio I shares generally will also be taxable to you as either short-term or long-term capital gain, depending upon how long you held such Portfolio I shares, except that, where Portfolio I is not a “publicly offered” regulated investment company (as described below), in certain circumstances it is possible that the proceeds of a redemption of Portfolio I shares may be taxable as dividend income or a return of capital. Investors in Portfolio I will not be eligible for the tax treatment afforded to investments in money market funds, which (i) permits money market fund shareholders to use a simplified method of accounting for gains and losses realized in such shares, allowing such shareholders essentially to compute gain or loss on such shares by aggregating all purchase and sales within any taxable year, and (ii) generally excepts such sales from the wash-sale rule of the Code.

4.	Please describe the credit quality of the securities in which Portfolio I will invest.

Response: The Trust respectfully notes that Portfolio I’s Principal Investment Strategies states that the Portfolio “seeks to achieve its investment objective by investing in a diversified portfolio of U.S. dollar denominated, investment grade fixed income securities.” Investment grade securities are those that are “(i) rated BBB-/Baa3 or higher or in the top three short term rating categories by at least one nationally recognized statistical rating organization (an “NRSRO”); or (ii) if not rated, are of comparable quality, as determined by the Adviser.” Accordingly, the Portfolio respectfully declines to make any changes in response to this comment.

Part B Comments

5.
With respect to the disclosure on Asset Segregation and Coverage, please explain supplementally the scope of Portfolio I’s intention to use derivatives. If necessary, please update the Portfolio’s Principal Investment Strategies accordingly.

Response: The Trust confirms that Portfolio I does not currently intend to invest in derivatives.

6.
With respect to the disclosure under the heading “High Yield Securities” on page 6 of Part B, please disclose, if material, the portion of Portfolio I that may be invested in high yield bonds. If necessary, please update the Portfolio’s Principal Investment Strategies accordingly.

Response: The Fund does not intend to invest in high yield securities as part of its principal investment strategy, and currently it does not expect to invest in such securities to a material extent.

* * *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

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